Exhibit 99.1

Foresight Signs Agreement with Hitachi Astemo Americas

Project designed to test and evaluate autonomous driving systems

Ness Ziona, Israel – June 27, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced the signing of an agreement with Hitachi Astemo Americas, Inc. (“Hitachi Astemo”) to test and evaluate autonomous-driving vision systems (ADAS). Hitachi Astemo is a global Tier One supplier of engine management, electric powertrain and integrated vehicle-control systems for the auto industry.

The paid joint proof of concept project (POC) with Hitachi Astemo calls for the evaluation and testing of simulated and real-life autonomous driving scenarios. The program will pair Foresight QuadSight® and Mono2Stereo™ technologies with existing Hitachi Astemo camera systems in an effort to improve distance measurement and object detection.

The project with Hitachi Astemo follows the successful evaluation of a QuadSight vision system prototype reported by the Company in March 2021.

Foresight’s proprietary Mono2Stereo software-based solution uses the overlapping views of existing cameras with different fields of vision to create a three-dimensional stereo-vision system to improve object detection.

“We are excited to be involved in another auto industry POC project,” said Haim Siboni, CEO of Foresight. “Having been chosen by Hitachi Astemo, a major supplier of automotive stereo vision systems, underlines the importance of stereoscopic technology in the enhancement of existing ADAS systems and the technology’s ability to amplify their performance, provide better distance accuracy and offer more robust active safety features. Our solutions can be readily deployed in vehicles equipped with Level 2 and Level 2-plus autonomy systems without requiring additional hardware and design changes. We believe that teaming up with Hitachi Astemo could potentially lead to further collaboration with other automotive OEMs as well.”

About Hitachi Astemo Americas, Inc.

Hitachi Astemo Americas, Inc. manufactures and markets engine management, electric powertrain, integrated vehicle control for major automotive manufacturers worldwide, adhering to ISO/TS:16949:2009 industry standards. Additional information is available at www.hitachiastemo.com

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses agreement with Hitachi Astemo for the evaluation and testing of simulated and real-life autonomous driving scenarios, the belief that being chosen by Hitachi Astemo underlines the importance of stereoscopic technology in the enhancement of existing ADAS systems, and its belief that teaming up with Hitachi Astemo could potentially lead to further collaboration with other automotive OEMs as well. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654